UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                       BIOINCUBATION, INC.

            NOTIFICATION OF LATE FILING OF FORM 10-Q


For the Period Ended: December 31, 2001


PART I. REGISTRANT INFORMATION

Full name of Registrant: BIOINCUBATION, INC.

Address of Registrant:  625 N. Michigan Avenue
                        Chicago, Illinois 60611


PART II.  RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

              (a) The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]        (b) The subject annual report on Form 10-Q will be
                  filed on or before the 5th calendar day
                  following the prescribed due date; and

              (c) The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period:

    The Registrant requires additional time to compile the financial data needed to prepare the Form 10Q for the quarter ended December 31, 2000. The Registrant is working with its attorneys and accountants as expeditiously as possible to complete preparation of the Form 10Q and effectuate its filing.


PART IV.   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Peter Moulinos, Esq.        (212)           265-4600
        (Name)                   (Area Code)   (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [x] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ] Yes       [x] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2000

    BIOINCUBATION, INC.
    --------------------
By: /s/ Julian Andrews
    President